UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE AND AMENDMENTS

SIGNATURE

EXHIBIT INDEX

EXHIBIT 5 — ARTICLES OF AGREEMENT OF THE ISSUER

EXPLANATORY NOTE AND AMENDMENTS

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2009 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. References to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars. This amendment to the Annual Report, including any future amendments, is intended to be incorporated by reference into any future prospectus or prospectus supplement filed by CEB with the Securities and Exchange Commission.

The Annual Report is hereby amended as follows:

1.	By resolution dated November 26, 2010, the Issuer has updated its Articles of Agreement, which are attached hereto as Exhibit 5.

2.	Exhibit 3 to the Annual Report is hereby amended to reflect the following Recent Developments:

Governance

By resolution dated November 26, 2010, the Issuer has amended its Articles of Agreement such that (i) the Executive Committee of the Administrative Council, whose tasks have been assumed by the Administrative Council, is eliminated; (ii) in the future, the Vice-Governors will be appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board; (iii) in the future, the Governor and the Vice-Governors are appointed for a 5-year term that is renewable once; and (iv) in the future, the Governor shall determine the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

For further information regarding the administration, supervision and management of the Issuer, see “Governance” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2009.

3.	The Capitalization and Indebtedness table in Exhibit 3 to the Annual Report is hereby updated as follows:

Capitalization and Indebtedness

The following table sets forth the CEB’s actual capitalization and indebtedness as of June 30, 2010. It does not otherwise give effect to any transaction since that date. Since June 30, 2010, there has been no material change in the capitalization of CEB, except for the issuance of EUR 1 billion 3.00% Notes due 2020 issued under the Bank’s Euro MTN Programme in July 2010, the issuance of AUD 500 million (approximately €356 million based on the exchange rate at the time of issue) 6.00% Notes due 2020 issued under the Bank’s Australian and New Zealand Dollar MTN Programme in October and November 2010 and the issuance of GBP 150 million (approximately €177 million based on the exchange rate at the time of issue) Floating Rate Notes due 2015, as well as an additional GBP 50 million (approximately €58 million based on the exchange rate at the time of issue) Floating Rate Notes due 2015 issued in a re-opening transaction expected to close on January 14, 2011, issued under the Bank’s Euro MTN Programme in November 2010.

As of June 30, 2010
(in thousands of euros)
Short-term Debt[1]	2,110,254
Long-term Debt[2]	16,447,889
Equity
Capital[3]
Subscribed	3,303,450
Uncalled	(2,933,712)

Called	369,738
General Reserve[4]	1,686,636
Gains or losses recognized directly in equity	(139,633)
Net profit	63,746

Total Equity	1,980,487

Total Capitalization[5]	18,428,376

1

Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

2

Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

3	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2009.
4

The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2009.

5	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on January 11, 2011.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Raphaël Alomar
Name: Raphaël Alomar
Title: Governor

EXHIBIT INDEX

Exhibit Number	Description

5.	ARTICLES OF AGREEMENT OF THE ISSUER